UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): October 04, 2024

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 4. Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

Effective September 30, 2024, Morison Cogen LLP (“Morison Cogen”) was dismissed as the Company's independent accounting firm. The dismissal followed Morison Cogen's decision of exiting PCAOB business.

During the Company's years ended December 31, 2023 and through the subsequent interim period through September 30, 2024, there were no (i) disagreements with Morison Cogen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Morison Cogen's satisfaction, would have caused Morison Cogen to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit reports of Morison Cogen on the combined and combining financial statements of the Company as of December 31, 2023 and for the period January 18, 2023 (date of inception) through December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit reports of Morison Cogen expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's lack of liquidity, nominal cash and losses from operations since inception.

The Company has provided Morison Cogen with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Morison Cogen furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if it does not agree, the respects in which it does not agree. A copy of the letter is filed as Exhibit 9.1.

(b)	Appointment of Independent Accounting Firm

On October 1, 2024, the Company engaged Stephano Slack LLC (“Stephano Slack”) as its new principal accountants. The decision to change accountants was approved by the Board of Directors of the Company.

Prior to engaging Stephano Slack, the Company did not consult with Stephano Slack regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by Stephano Slack on the combined and combining financial statements of Landa Financing LLC (the “Company”) in total, and Stephano Slack did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

Exhibit No.	Exhibit Title

9.1	Letter from Morison Cogen LLP dated Oct 4, 2024

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2024

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President